

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2023

Matt Bartholomae
General Counsel
Selecta Biosciences, Inc.
65 Grove Street
Watertown, MA 02472

   Re: **Selecta Biosciences, Inc.**
     Registration Statement on Form S-3
     Filed October 25, 2023
     File No. 333-275171

Dear Matt Bartholomae:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Tamika Sheppard at 202-551-8346 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences

cc: Sarah Griffiths